Exhibit 99.8

UBS AG
Hong Kong Branch
2 International Finance Center
52/F, 8 Finance Street
Central, Hong Kong
Tel +852-2971-8888 www.ubs.com

July 23, 2013

To Yashili Shareholders and Yashili Optionholders

Dear Sir or Madam,

1.	INTRODUCTION

Reference is made to the Announcement pursuant to which the Offeror Parent, the Offeror and Yashili jointly announced on June 18, 2013 that UBS would, on behalf of the Offeror, make a voluntary conditional offer: (i) to acquire all of the outstanding Yashili Shares in the issued share capital of Yashili; and (ii) to cancel all the outstanding Yashili Options.

On June 17, 2013, each of Zhang International (being the controlling shareholder of Yashili) and CA Dairy, a company wholly owned by Carlyle Asia Partners III L.P. and CAP III Co-investment L.P., executed an irrevocable undertaking in favour of the Offeror and the Offeror Parent, pursuant to which Zhang International has irrevocably undertaken to the Offeror and the Offeror Parent to accept the Share Offer in respect of all of the 1,826,808,760 Yashili Shares owned by Zhang International and CA Dairy has irrevocably undertaken to the Offeror and the Offeror Parent to accept the Share Offer in respect of all of the 853,631,240 Yashili Shares owned by CA Dairy.

This letter forms part of this Composite Document and sets out, amongst other things, certain background information of the Offeror and the Offeror Parent, details of the Offers, the reasons for making the Offers and the intentions of the Offeror and the Offeror Parent in relation to Yashili Group. Further details on the terms of the Offers are set out in Appendix I – “Further Terms of the Offers” to the Composite Document and in the accompanying Forms of Acceptance.

Your attention is further drawn to the “Letter from the Yashili Board” on pages 50 to 59, the “Letter from the Independent Board Committee” on pages 60 to 61 and the “Letter from the Independent Financial Adviser” on pages 62 to 100 in this Composite Document.

2.	THE SHARE OFFER

As the Latest Practicable Date, there are 3,559,170,222 Yashili Shares in issue and outstanding Yashili Options in respect of 52,519,756 Yashili Shares. The Share Offer will be made by UBS on behalf of the Offeror on the following basis:

Yashili Shareholders accepting the Share Offer will have a choice of either:

(a)	for each Yashili Share, HK$3.50 in cash (the “Cash Option”); or

(b)	for each Yashili Share, HK$2.82 in cash and 0.681 Offeror Share in the Offeror, which is a private company set up by the Offeror Parent for the sole purpose of Holding Yashili Shares (the “Cash and Share Option”).

The Yashili Shares to be acquired under the Share Offer shall be fully paid and shall be acquired free from all liens, charges, encumbrances, rights of pre-emption and any other third party rights of any nature and together with all rights attaching to them as at the Closing Date or subsequently becoming attached to them, including the right to receive in full all dividends and other distributions, it any, declared, made or paid on or after the Closing Date.

The Offeror Shares to be issued under the Share Offer will be issued free from all encumbrances, credited as fully-paid, non-assessable, and. will rank pari passu with all issued shares in the Offeror, including the Subscriber Share, including the right to receive in full all dividends and other distributions, if any, declared, made or paid on or after the date of their issue, voting rights and capital, Fractions of Offeror Shares are to be rounded up to the nearest whole number.

The Share Offer Price of HK$3.50 per Yashili Share under the Cash Option represents a premium of approximately 9.4% over the closing price of HK$3.20 per Yashili Share as quoted on the Stock Exchange on the Last Trading Date.

We estimate the value of each of the Offeror Shares to be within a range of between HK$0.6990 and HK$0.9985, Under the Cash and Share Option, each Yashili Shareholder is entitled to receive cash of HK$2.82 and 0.681 Offeror Shares for each Yashili Share This implies a value of approximately HK$3.30 to HK$3.50 for each Yashili Share. For more details on the estimates of value of the Offeror Shares, please refer to Appendix VI-“Estimates of Value of Offeror Shares” to this Composite Document.

The Cash Option

Comparisons of value

The Share Offer Price under the Cash Option attributable to each Yashili Share represents:

	Share price of Yashili HK$	Premium/(discount) of the offer price to the share price %
Closing price on the Last Trading Date	3.20	9.4
Average closing price for the last 5 trading days as quoted on the Stock Exchange immediately prior to and including the Last Trading Date	3.18	10.1
Average closing price for the last 10 trading days as quoted on the Stock Exchange immediately prior to and including the Last Trading Date	3.21	9.0
Average closing price for the last 20 trading days as quoted on the Stock Exchange immediately prior to and including the Last Trading Date	3.14	11.61
Average closing price for the last 30 trading days as quoted on the Stock Exchange immediately prior to and including the Last Trading Date	2.99	17.0
Average closing price for the last 60 trading days as quoted on the Stock Exchange immediately prior to and including the Last Trading Date	2.59*	35.1
Closing price on the Latest Practicable Date	3.48	0.6

*	Adjusted for the final dividend of Yashili of RMB11.3l cents per Yashili Share declared for the year ended December 31, 2012 and the special dividend of RMB28.25 cents per Yashili Share declared for the year ended December 31, 2012 by Yashili.

Highest and Lowest Yashili Share Prices

During the Relevant Period, the highest closing price of the Yashili Shares as quoted on the Stock Exchange was HK$3.52 on July 17, 2013 and the lowest closing price of the Yashili Shares as quoted on the Stock Exchange was HK$1.54 on December 31, 2012, respectively adjusted downwards for the final dividend of Yashili of RMB11.31 cents per Yashili Share declared for the year ended December 31, 2012 and the special dividend of RMB28.25 cents per Share declared for the year ended December 31, 2012 by Yashili.

Total Consideration

On the basis of the Share Offer Price of HK$3.50 per Yashili Share under the Cash Option, the entire issued share capital of Yashili is valued at approximately HK$12,457,095,777.

The Cash and Share Option

Nature of Offeror Shares

For the Yashili Shareholders who choose the Cash and Share Option, unlike the Yashili Shares, the Offeror Shares which they receive will be subject to the Offeror Shares Lock-Up Restrictions and will be shares of an unlisted company incorporated under the laws of the British Virgin Islands. There is no inherent value in the Offeror Shares prior to the Offeror completing the Offers and acquiring the Yashili Shares. In addition, there may be a limited market for the transfer of the Offeror Shares. The transfer of such Offeror Shares will be strictly regulated pursuant to the New Articles and the rights of shareholders in the Offeror will primarily be governed by the British Virgin Islands Companies Law and British Virgin Islands law. Please refer to the section headed “Information of the Offeror” of this letter for further information on the Offeror.

Comparison of the Cash Option and the Cash and Share Option

Under the Share Offer, a Yashili Shareholder holding one board lot of 1,000 Yashili Shares will be entitled to the following consideration depending on the choice of such Yashili Shareholder:

	Cash Option		Cash and Share Option
Cash	HK$	3,500	HK$	2,820
Offeror Shares		N/A		681

Each Accepting Yashili Shareholder (other than HKSCC Nominees) may choose either the Cash Option or the Cash and Share Option in respect of his entire holding of Yashili Shares. HKSCC Nominees may elect to choose the Cash Option for part of its holding of Yashili Shares and the Cash and Share Option for the remainder of its holding of Yashili Shares.

3.	THE OPTION OFFER

The respective exercise prices of the outstanding Yashili Options and the respective periods in which, they are exercisable are set out below;

Pre-IPO Share Option Scheme.

Exercise price (RMB per Yashili Share)	Number of outstanding Yashili Options as at the Latest Practicable Date
0.11	26,256,211
1.84	6,308,661

All Yashili Options granted under the Pre-IPO Share Option Scheme were vested or will be vested and may only be exercised in the following manner:

•	one fifth of the Yashili Options were vested on the First Vesting Date;

•	one fifth of the Yashili Options were vested on the first anniversary of the First Vesting Date;

•	one fifth of the Yashili Options were vested on the second anniversary of the First Vesting Date;

•	one fifth of the Yashili Options shall be vested on the third anniversary of the First Vesting Date;

•	one fifth of the Yashili Options shall be vested on the fourth anniversary of the First Vesting Date; and

each Yashili Option granted under the Pre-IPO Share Option Scheme is exercisable within fifteen (15) days from the date on which such Yashili Option becomes vested.

Share Option Scheme:

Exercise price	Number of outstanding Yashili Options as at the Latest Practicable Date
(HK$ per Share)
1.50	19,954,884

The Vesting schedule of the Share Option Scheme is as follows:

Vesting date	Percentage of the share option under the Share Option Scheme to vest
29 August 2011	25% of the share option
29 August 2012	25% of the share option
29 August 2013	25% of the share option
29 August 2014	25% of the share option

A Yashili Option granted under the Share Option Scheme may be exercised in accordance with the terms of the Share Option Scheme at any time during a period as determined by Yashili Board and not exceeding ten (10) years from the date of the grant. There is no minimum period for which a Yashili Option must be held before it can be exercised.

Option Offer

Under the Option Offer, appropriate offers will be made to Yashili Optionholders in accordance with Rule 13 of the Takeovers Code to cancel all outstanding Yashili Options (whether vested or not) in exchange for cash:

(A)	In respect of Yashili Options with an exercise price of RMB0.11:

For cancellation of each such. Yashili Option................ HK$3.36l in cash

(B)	In respect of Yashili Options with an exercise price of HK$1.50:

For cancellation of each such Yashili Option............... HK$2.00 in cash

(C)	In respect of Yashili Options with an exercise price of RMB1.84:

For cancellation of each such Yashili Option............. HK$1.171 in cash

The Option Offer will be conditional upon the Share Offer becoming or being declared unconditional in all respects.

Following acceptance of the Option Offer, the relevant Yashili Options together with all rights attaching thereto will be entirely cancelled and renounced on the Closing Date.

4.	VALUE OF THE OFFERS

As at the Latest Practicable Date, there are 3,559,170,222 Yashili Shares in issue. On the basis of the Share Offer Price of HK$3.50 per Yashili Share under the Cash Option and assuming that no outstanding Yashili Options are exercised prior to the Closing Date:

(a)	the Share Offer is valued at approximately HK$11,214,865,820 and 1,244,056,766 Offeror Shares assuming all Yashili Shareholders accept the Share Offer and opt for the Cash Option (apart from Zhang International, which has committed, pursuant to the Zhang Irrevocable Undertaking, to opt for the Cash and Share Option for all of the 1,826,808,760 Yashili Shares held by it); and

(b)	the Share Offer is valued at approximately HK$10,617,329,269 and 1,842,472,047 Offeror Shares assuming all Yashili Shareholders accept the Share Offer and opt for the Cash and Share Option (apart from CA Dairy, which has committed, pursuant to the CA Dairy Irrevocable Undertaking, to opt for the Cash Option for all of the 853,631,240 Yashili Shares held by it).

As at the Latest Practicable Date, there are a total of 26,256,211, 6,308,661 and 19,954,884 Yashili Options outstanding at exercise price of RMB0.11, RMB1.84 and HK$1.50, respectively, entitling the Yashili Optionholders to subscribe for Yashili Shares pursuant to the Pre-IPO Share Option Scheme or the Share Option Scheme.

Assuming none of the outstanding Yashili Options is exercised prior to the Closing Date, the total amount required to satisfy the cancellation of all the outstanding Yashili Options is HK$135,544,335.

Based on the above paragraphs in the section headed “value of the Offers” of this letter and assuming that no outstanding Yashili Options are exercised prior to the Closing Date, the Offers are valued at approximately (i) HK$11,350,4l0,155 and 1,244,056,766 Offeror Shares in aggregate assuming all Yashili Shareholders accept the Share Offer and opt for the Cash Option (apart from Zhang International, which has committed, pursuant to the Zhang Irrevocable Undertaking, to opt for the Cash and Share Option for all of the Yashili Shares held by it) or (ii) HK$10,752,873,604 and 1,842,472,047 Offeror Shares in aggregate assuming all Yashili Shareholders accept the Share Offer and opt far the Cash and Share Option (apart from CA Dairy, which has committed, pursuant to the CA Dairy Irrevocable Undertaking, to opt for the Cash Option for all of the 853,631,240 Yashili Shares held by it).

In the event all of the outstanding Yashili Options are exercised in full by the Yashili Optionholders prior to the Closing Date, Yashili will have to issue 52,519,756 new Yashili Shares, representing approximately 1.45% of the enlarged issued share capital of Yashili. The maximum value of the Share Offer will be increased to (i) approximately HK$11,398,684,966 and 1,244,056,766 Offeror Shares assuming all Yashili Shareholders accept the Share Offer and opt for the Cash Option (apart from Zhang International, which has committed, pursuant to the Zhang Irrevocable Undertaking, to opt for the Cash and Share Option for all of the Yashili Shares held by it) or (ii) approximately HK$10,765,434,981 and 1,878,238,001 Offeror Shares assuming all Yashili Shareholders accept the Share Offer and opt for the Cash and Share Option (apart from CA Dairy, which has committed, pursuant to the CA Dairy Irrevocable Undertaking, to opt for the Cash Option for all of the 853,631,240 Yashili Shares held by it) on a fully diluted basis.

The ratio of Offeror Share as a percentage of the total consideration is determined to ensure that Zhang International will hold an indirect 10% interest in Yashili. This is calculated by the following formula:

51.3% x (Offeror Share as % of the total consideration) = 10%

Therefore, (Offeror Share as % of the total consideration) = 10%/51.3%

The Offeror Parent believes that, through completion of the Offers, both the Offeror Parent and Yashili will be able to offer more consumers with more choices of dairy products that are safe, healthy and of the highest quality. The consideration in respect of the Offers was determined by the Offeror Parent taking into account factors including the trend of the closing price of the Yashili Shares, the market position, historical financial information of Yashili and the prevailing market conditions and sentiments as well as the business prospects and development potential of the Yashili Group.

Settlement of Consideration

Settlement of consideration in respect of acceptances of the Offers will be made as soon as possible but in any event within seven Business Days of the date of receipt by the Registrar of a complete and valid acceptance in respect of the Offers or of the Unconditional Date, whichever is the later.

No fractions of a cent will be payable and the amount of cash consideration payable to a Yashili Shareholder or Yashili Optionholder (as the case may be) who accepts the Share Offer or the Option Offer (as the case may be) will be rounded up to the nearest cent.

Share certificates of the Offeror Shares in respect of the consideration for the Yashili Shares tendered under the Share Offer via the Cash and Share Option will be posted to those Yashili Shareholders accepting the Share Offer via the Cash and Share Option and the register of members of the Offeror will be updated accordingly as soon as possible, but in any event within seven Business Days of the date of receipt by the Registrar of a complete and valid acceptance in respect of the Offers or of the Unconditional Date, whichever is the later.

Financing for the Offers

The Offers will be financed by the Facility, which is a short term financing arrangement. The Offeror Parent will contribute the funds derived from the Facility to the Offeror by way of equity injection pursuant to a subscription agreement entered into between the Offeror and the Offeror Parent.

The Facility is secured by (i) a share pledge granted by the Offeror over Yashili Shares to be acquired by the Offeror pursuant to the Offers which are attributable to the Offeror Parent (the “Offeror Share Pledge”); (ii) an equitable share mortgage granted by the Offeror Parent over the Offeror Shares owned by the Offeror Parent; and (iii) an account charge granted by the Offeror Parent over a debt service reserve account and a mandatory prepayment account held by the Offeror Parent in connection wit the Facility.

Following completion of the Offers and over time, it is the intention of the Offeror Parent to replace such external short term financing with a combination of longer term debt financing (whether in the form of loans or issuance of debt securities or a combination thereof) and other internal source of funds.

The Offeror Parent and the Offeror confirm that they do not intend that the payment of interest on, repayment of, or security for any liability (contingent or otherwise) under, the Facility will depend on any significant extent on the business of Yashili Group.

UBS has been appointed as the lead financial adviser to the Offeror Parent Group, and HSBC and Standard Chartered have been appointed as joint financial advisers to the Offeror Parent Group in respect of the Offers. UBS, HSBC and Standard Chartered are satisfied that sufficient financial resources are, and will remain, available to the Offeror to satisfy full acceptance of the Offers.

Others

Save as disclosed in the sections headed “The Share Offer” and “The Option Offer” in this “Letter from UBS”, there are no other outstanding Yashili Shares, Yashili Options, warrants, derivatives or other securities that are convertible or exchangeable into Yashili Shares or other types of securities in Yashili.

5.	CONDITIONS TO THE SHARE OFFER

The Share Offer is subject to the following Conditions:

(a)	valid acceptances of the Share Offer being received (and not, where permitted, withdrawn) by 4:00 pm. on the Closing Date (or such later time or date as the Offeror may, subject to the rules of the Takeovers Code, decide) in respect of such number of Yashili Shares which will result in the Offeror and persons acting in concert with if holding at least 75% of the voting rights in Yashili;

(b)	the Yashili Shares remaining listed and traded on the Stock Exchange up to the Closing Date (or, if earlier, the Unconditional Date) save for any temporary suspension(s) of trading of the Yashili Shares as a result of the Offers and no indication being received on or before the Closing Date (or, if earlier, the Unconditional Date) from the SFC and/or the Stock Exchange to the effect that the listing of the Yashili Shares on the Stock Exchange is or is likely to be withdrawn, other than as a result of either of the Offers or anything done or caused by or on behalf of the Offeror Parent, the Offeror or their respective Concert Parties;

(c)(i)	all Consents as are necessary for the consummation of the transactions contemplated in the Irrevocable Undertakings and the Offers and in connection with, including, without limitation, any change in the direct or indirect shareholder(s) or ultimate controlling shareholder(s) of any member of Yashili Group that has been granted the Consents to carry out its operations having been obtained and remaining in full force and effect without material variation from all Relevant Authority(ies) and all conditions (if any) to such Consents having been fulfilled; (ii) each member of Yashili Group possessing or having obtained all Consents from the Relevant Authority(ies) that are necessary to carry on its business and; (iii) all mandatory consents from third parties having been obtained for the acquisition of the Yashili Shares under the Offers;

(d)	no event having occurred which would make the Offers or the acquisition of any of the Yashili Shares under the Share Offer void, unenforceable, illegal or prohibit the implementation of the Offers or the transactions contemplated under the Irrevocable Undertakings;

(e)	no Relevant Authority(ies) in the PRC, Hong Kong, the Cayman Islands and the British Virgin Islands having taken or instituted any action, proceeding, suit, investigation or enquiry, or enacted or made or proposed, and there not continuing to be outstanding, any statute, regulation, demand or order that would make the Offers or the acquisition of any of the Yashili Shares under the Offers void, unenforceable or illegal or prohibit the implementation of, or which would impose any material conditions, limitations or obligations with respect to, the Offers or the transactions contemplated under the Irrevocable Undertakings (other than such items or events above as would not have a material adverse effect on the legal ability of the Offeror to proceed with or consummate the Offers and the transactions contemplated under the Irrevocable Undertakings);

(f)	since the date of the last audited consolidated financial statements of Yashili, there having been no change, effect, fact, event or circumstance which has had or would reasonably be expected to have a material adverse effect on, or to cause a material adverse change in, the general affairs, management, financial position, business, prospects, conditions (whether financial, operational, legal or otherwise), earnings, solvency current or future consolidated financial position, shareholders’ equity or results of operations of Yashili or any member of Yashili Group, whether or not arising in the ordinary course of business;

(g)	no changes having been made to any terms of the Pre-IPO Share Option Scheme or the Share Option Scheme (either formally or as a result of the exercise by Yashili’s remuneration committee of its discretion) from the date of the Announcement;

(h)	other than the final dividend of Yashili of RMB11.31 cents per Share declared for the year ended December 31, 2012 and the special dividend of RMB28.25 cents per Share declared for the year ended December 31, 2012 by Yashili, no dividends having been declared or paid by Yashili and, save in respect of any indebtedness incurred in relation to projects of Yashili Group that have been publicly announced prior to the Latest Practicable Date, no indebtedness being incurred by Yashili than in the ordinary course of business consistent with Yashili’s past practices; and

(f)	with respect to the Offeror Parent, the obtaining of approval at an EGM of the Offeror Parent in relation to the making of the Offers (including the signing and completion of the Irrevocable Undertakings) as a “major transaction” pursuant to the Listing Rules. Condition (i) was satisfied on July 16, 2013.

Waiver of Conditions

The Offeror reserves the right to waive, in whole or in part, all or any of the Conditions set out above in the section headed “Conditions to the Share Offer” of this letter save that (i) Condition (a) may only be waived if the Offeror receives acceptances in respect of the Share Offer which would result in the offeror Parent, the Offeror and their respective Concert Parties holding more than 50% of the voting rights in Yashili; and (ii) Condition (d) cannot be waived. The Offeror or and the Offeror patrent understand that they do not require approval from any Relevant Authority as a condition to the making of the Offers.

Invoking Conditions

Pursuant to Note 2 to Rule 30.1 of the Takeovers Code, the Offeror should not invoke any of the Conditions so as to cause the Offers to lapse unless the circumstances which give rise to the right to invoke any such Condition are of material significance to the Offeror and the Offeror Parent in the context of the Offers.

The Share Offer Becoming Unconditional

In accordance with Rule 15.3 of the Takeovers Code, the Offeror must publish an announcement when the Share Offer becomes or is declared unconditional as to acceptances and when the Share Offer becomes or is declared unconditional in all respects. The Offers must also remain open for acceptance for at least fourteen (14) days after the Offers become unconditional. Yashili Shareholders and Yashili Optionholders are reminded that the Offeror does not have any obligation to keep the Offers open for acceptance beyond this minimum 14-day period.

WARNING: Yashili Shareholders, Yashili Optionholders and potential Investors should be aware that the Share Offer is subject to the satisfaction or waiver (where applicable) of the Conditions, and the Option Offer is subject to and conditional upon the Share Offer becoming or being declared unconditional in all respects. Accordingly, the Offers may or may not become unconditional. Yashili Shareholders, Yashili Optionholders and potential investors should therefore exercise caution when dealing in the Yashili Shares, exercising the Yashili Options or other rights in respect of any of them. Persons who are in doubt as to the action they should take should consult their stockbroker, bank manager, solicitor or other professional advisers.

6.	IRREVOCABLE UNDERTAKINGS

Zhang Irrevocable Undertaking

Date:	June 17, 2013

Parties:	Zhang International, Offeror Parent and Offeror

CA Dairy Irrevocable Undertaking

Date:	June 17, 2013

Parties:	CA Dairy, Offeror Patent and Offeror

Undertaking to accept the Share Offer

Zhang International and CA Dairy had each executed an irrevocable undertaking (the Zhang Irrevocable Undertaking and the CA Dairy Irrevocable Undertaking respectively) in favour of the Offeror Parent and the Offeror, pursuant to which each of Zhang International and CA Dairy has irrevocably undertaken to the Offeror and the Offeror Patent to accept, or procure the acceptance of, the Share Offer in respect of the Relevant Yashili Shares as soon as possible and in any event by 4.00 p.m. on the Business Day after the Despatch Date.

Zhang International has committed to accept the Cash and Share Option for all of the 1,826,808,760 Yashili Shares held by it as at the date of the Zhang Irrevocable Undertaking. CA Dairy has committed to accept the Cash Option in respect of all of the 853,631,240 Yashili Shares owned by it as at the date of the CA Dairy Irrevocable Undertaking.

Accordingly, pursuant to the Share Offer, the Offeror will acquire from Zhang International 1,826,808,760 Yashili Shares for a total consideration of approximately HK$5,151,600,703 and 1,244,056,766 Offeror Shares, and from CA

Dairy 853,631,240 Yashili Shares for a total consideration of approximately HK$2,987,709,340. Prior to the closing, lapsing or withdrawal of the Share Offer, each of Zhang International and CA Dairy has undertaken not to, among other things, (i) sell, transfer, charge, encumber, grant any option over (or cause the same to be done) or otherwise dispose of any interest in the Relevant Yashili Shares (other than to the Offeror); (ii) acquire, directly or indirectly, any additional shares, securities or other interests of Yashili; or (iii) take any action or enter into any agreement or arrangement, including through its representation on Yashili’s board of directors (and whether or not legally binding or subject to any condition or which is to take effect after the Share Offer closes or lapses), or permit any agreement or arrangement to be entered into or authorize or incur any obligation which, in relation to the Relevant Yashili Shares, would or might restrict or impede its accepting the Offers.

No withdrawal

Each of Zhang International and CA Dairy has irrevocably undertaken that it will not withdraw any acceptance of the Share Offer in respect of the Relevant Yashili Shares.

Termination

The Irrevocable Undertakings will be terminated and the respective obligations of Zhang International and CA Dairy under the Irrevocable Undertakings (as applicable) shall lapse and terminate if (i) the Offeror fails to despatch the Composite Document on the date of despatch of the offer document in respect of the Share Offer and the formal document containing the proposal made by the Offeror to the Yashili Optionholders in compliance with Rule 13 of the Takeovers Code; or (ii) the Share Offer lapses.

Each of Zhang International and CA Dairy may, in its sole decision, terminate its Irrevocable Undertaking with immediate effect if (i) the Offeror Parent Shareholders fail to approve the making of the Offers (including the signing and completion of the Irrevocable Undertakings) as a “major transaction” pursuant to the Listing Rules; or (ii) the Offers are not declared unconditional in all respects by September 10, 2013.

Non-Competition and Non-Solicitation

Zhang International has undertaken that, save for any shareholding in the Offeror or any Yashili Shares which are swapped in exchange for Offeror Shares, it shall not and shall procure that its Affiliates shall not (whether alone or jointly with another and whether directly or indirectly), during the Restricted Period:

(a)	carry on, operate, develop or be engaged or concerned or interested economically or otherwise in any manner in any Competing Business in the PRC, Hong Kong, Taiwan, Macau and New Zealand; and

(b)	use or display any trademark, business name or mark, domain name or any website containing (i) the word(s) “Yashili (in Chinese: )”, “Scient” (in Chinese: )”, other than in respect of the use of such name by the Zhang’s Family in its investment holding ventures.

Notwithstanding paragraphs (a) and (b) above, Zhang International and its Affiliates may be interested in, engaged in, acquire or hold interest in, any Competing Business with the written consent of the Offeror Parent or in cooperation with or in conjunction with the Offeror Parent or any of its Affiliates.

Zhang International has further undertaken that it shall not and shall procure that its Affiliates shall not solicit, hire or encourage or seek to encourage any director, officer, employee or distributor of any member of Yashili Group to leave his/her current employment or consultancy or to breach the terms of their contract for services or distributorship or solicit the business of any client or customer of any member of Yashili Group in relation to the Competing Business. This undertaking does not affect Zhang International’s or its Affiliates’ ability to hire in the aggregate no more than five employees of Yashili Group; provided that only one of such five employees may be a member of the senior management of Yashili Group. Zhang International or its Affiliates may also hire any member(s) of Zhang’s Family or enter into any other arrangements with them. In addition, Mr. Zhang Lidian, the chairman of Yashili, may consider remaining as a member of the senior management of Yashili Group following the Completion.

Lock-Up on the shares of Zhang International

Zhang International has undertaken in the Zhang Irrevocable Undertaking that from the date of the Zhang Irrevocable Undertaking until a period of three (3) years from the date of Completion, it will not register the transfer of any of its issued share capital or otherwise issue, allot or agree to issue or allot any shares, securities or other interests in its share capital or loan capital or otherwise recognize any economic interests in its equity asserted by a person other than any member of the Zhang’s Family (the “Zhang International Lock-Up”).

If the Offeror Shares Lock-Up Restrictions and/or the Yashili Shares Lock-Up Restrictions lapse, then the Zhang International Lock-Up shall also lapse. The Zhang International Lock-Up forms part of the Zhang Irrevocable Undertaking and will terminate in the event that the Zhang Irrevocable Undertaking is terminated in accordance with its terms.

Revised Offers

The Irrevocable Undertakings will extend to any revised or improved offer or offers by or on behalf of the Offeror. In accordance with Rule 16.1 of the Takeovers Code, if the Offeror revises the terms of the Share Offer or the Option Offer, each of Zhang International and CA Dairy, any other Yashili Shareholder of Yashili Optionholder (as the case may be), whether or not it has already accepted the Share Offer or the Option Offer will be entitled to the revised or improved terms of the Share Offer or the Option Offer (as the case may be).

7.	MAINTAINING THE LISTING/PUBLIC FLOAT

It is the Offeror’s preference to maintain the listing of Yashili. Accordingly, if the Offeror does not acquire the requisite percentage of Yashili Shares for the exercise of the right to compulsorily acquire all the issued Yashili Shares under the Cayman Islands Companies Law and the Takeovers Code as detailed in the section headed “Compulsory Acquisition and Withdrawal of Listing” below within four (4) months after posting of the Composite” Document, the Offeror will, to the extent necessary, undertake to the Stock Exchange to take appropriate steps following the close of the Offers to ensure that such number of Yashili Shares as may be required by the Stock Exchange are held by the public within the prescribed time frame. Any future transactions between Yashili Group and the Offeror Parent Group will be carried out on an arm’s length basis and in compliance with the Listing Rules.

8.	COMPULSORY ACQUISITION AND WITHDRAWAL OF LISTING

Notwithstanding the Offeror’s preference to maintain the listing of Yashili, the Offeror intends to exercise the right under section 88 of the Cayman Islands Companies Law to compulsory acquire those Yashili Shares not acquired by the Offeror under the Share Offer if it, within four (4) months of the posting of this Composite Documents, acquires not less than 90% of the Yashili Shares. On completion of the compulsory acquisition, if exercised, Yashili will become a wholly-owned subsidiary of the Offeror and an application will be made for the withdrawal of the listing of the Yashili Shares from the Stock Exchange pursuant to Rule 6.15 of the Listing Rules. As soon as reasonably practicable after such application for the withdrawal of the listing of the Yashili Shares from the Stock Exchange has been made, Yashili will give Yashili Shareholders notice of the proposed withdrawal of the listing by way of an announcement pursuant to Rule 6.15 of the Listing Rules.

Pursuant to Rule 2.11 of the Takeovers Code, except with the consent of the Executive, where the Offeror seeks to acquire or privatize Yashili by means of the Share Offer and the use of compulsory acquisition rights, such rights may only be exercised if, in addition to satisfying any requirement imposed by the Cayman Islands Companies Law acceptance of the Share Offer and purchases made by the Offeror and its Concert Parties during the four (4) months after posting of the Composite Document total 90% or more of the disinterested Yashili Shares (meaning Yashili Shares other than those which are owned by the Offeror or its Concert Parties).

The Offeror will comply with Rule 15.6 of the Takeovers Cede which requires that the Offers may not remain open for more than four (4) months from the posting of the Composite Document, unless the Offeror has by that time become entitled to exercise the right of compulsory acquisition and in which event it must do so without delay.

WARNING: If the level of acceptances of the Share Offer reaches the prescribed level under the Cayman Islands Companies Law required for compulsory acquisition and the requirements of Rule 2.11 of the Takeovers Code are satisfied, dealings in the Yashili Shares will be suspended from the Closing Date up to the withdrawal of listing of the Yashili Shares from the Stock Exchange pursuant to Rule 6.15 of the Listing Rules.

Undertaking to Re-list the Businesses of Yashili Group

The Offeror Parent undertakes (for itself and the Offeror Parent Group) that if the Offeror exercises its right of compulsory acquisition and Yashili withdraws its listing status on the Stock Exchange, the Offeror Parent will use its commercially reasonable efforts to effect a re-listing of the business of Yashili Group within five (5) years from the date on which Yashili withdraws its listing on the Stock Exchange.

WARNING: If the listing status of Yashili on the Stock Exchange is withdrawn, there is no assurance that all or a substantial part of the businesses of Yashili Group will be re-listed on any stock exchange with five (5) years from the date on which Yashili withdraws its listing status on the Stock Exchange or at all. Yashili Shareholders who accept the Share Offer should therefore exercise full care and caution in determining, and should give careful consideration as to, whether the Cash and Share Option is suitable for them.

9.	INFORMATION OF THE OFFEROR PARENT

The Offeror Parent was incorporated in the Cayman Islands and its shares are listed on the Stock Exchange (stock code: 2319). The Offeror Parent Group is a leading dairy product manufacturer in China, principally engaged in manufacturing and distribution of quality dairy products.

The Offeror Parent Group’s diversified products range includes liquid milk products, such as UHT milk, milk beverages and yogurt, Ice cream and other dairy products such as milk powder. In December 2012, the Offeror Parent Group’s annual production capacity of dairy products reached 7.58 million tons.

10.	INFORMATION OF THE OFFEROR

Incorporation

The Offeror was incorporated on June 4, 2013 in the British Virgin Islands by the Offeror Parent for the sole purpose of making the Offers and holding Yashili Shares. Assuming the Share Offer becomes unconditional in all respects, the Offeror will be the new holding company of Yashili upon close of the Offers. The Offeror has not conducted any share repurchase since the date of its incorporation.

As of the Latest Practicable Date, there is one (1) Offeror Share in Issue, which was the Subscriber Share, and the Offeror is a wholly-owned subsidiary of the Offeror Parent. In order to facilitate acceptance of the Share Offer, the sole shareholder of the Offeror, being the Offeror Parent, has resolved to increase the maximum number of shares the Offeror is authorized to issue to 200,000,000,000 Offeror Shares of HK$1.00 par value each.

The Offeror has not carried on any business since incorporation other than matters in connection with the offers.

The Offeror will not engage in any business other than holding Yashili Shares.

In the event that there is full acceptance of the Share Offer and Yashili becomes a subsidiary of the Offeror and because the Offeror does not have any assets or liabilities other than the Yashili Shares the Offeror’s consolidated assets liabilities profits and business will effectively be the same as those of the Yashili Group.

Share Capital

Since June 4, 2013 (being the date of incorporation of the Offeror) and up to and including the Latest Practicable Date the Offeror has in issue one (1) Offeror Share that was subscribed by the Offeror Parent upon the incorporation of the Offeror. The Offeror Shares to be issued under the Share Offer will be issued free from all encumbrances credited as fully paid non- assessable and will rank pari passu with all issued shares in the Offeror including the Subscriber Share including the right to receive in full all dividends and other distributions. if any declared made or paid on or after the date of their issue in order to satisfy the cash portion of the total consideration to be paid for the Share Offer the Offeror parent will inject into the Offeror by way of a share subscription an amount of cash that is equivalent to the cash payable to the Accepting Yashili Shareholders The Offeror will issue such number of Offeror Shares to the Offeror Parent so as to Ensure that Zhang International will have an indirect 10% interest in the entire issued share capital of Yashili through the Offeror. For those Accepting Yashili Shareholders who opt for the Cash and Share Option, the Offeror will directly issue such number of Offeror Shares that they are entitled to pursuant to Cash and Share option.

In order to satisfy the total consideration to be paid by the Offeror to the Accepting Yashili Optionholders, the Offeror Parent will inject into the Offeror, by way of a share subscription and amount of cash that is equivalent to the cash payable to the Accepting Yashili Optionholders and the Offeror will issue one Offeror Share in consideration.

A Yashili Shareholder who chooses the Cash and Share Option will receive 0.681 Offeror Share in respect of each Yashili Share which represents an indirect interest in approximately 0.19 Yashili Shares in Yashili held through the Offeror Zhang International which pursuant to the Zhang Irrevocable Undertaking will accept the Cash and Share Option will upon close of the Offers hold 1,244,056,766 Offeror Shares, representing an indirect 10% interest in the entire issued share capital of Yashili held through the Offeror. This percentage of indirect interest in Yashili to be held by Zhang International will, upon completion, be unaffected by the Subscriber Share, the number of Offeror Shares to be issued to the Offeror Parent to finance the Offers as described in this section or the level of elections for the Cash and Share Option by other Yashili Shareholders, as any Yashili Shareholder (including Zhang International) who elects the Cash and Share Option will receive 0.681 Offeror Share and HK$2.82 in cash and the Offeror Share portion represents approximately 19.5% of the aggregate consideration of HK$3.50. Such percentage is determined by Zhang International’s 10% interest in Yashili divided by Zhang International’s current 51.3% total shareholding in Yashili.

On the above basis, and assuming that (i) no outstanding Yashili Options are exercised prior to the close of the Offers, and (ii) all Yashili Shareholders accept the Share Offer and opt for the Cash and Share Option (apart from CA Dairy, which has committed, pursuant to the CA Dairy Irrevocable Undertaking, to opt for the Cash Option for all of the 853,631,240 Yashili Shares held by it), a Maximum Interest of approximately l,842,472,047 Offeror, Shares representing 14.8% of the Offeror’s enlarged issued share capital may be held by the Accepting Yashili Shareholders. The Subscriber Share is excluded for the purpose of that calculation as the intention is for the Subscriber Share to be repurchased by the Offeror at US$1.00 as and when appropriate prior to the Closing Date.

Corporate Structure

A Cash Option and a Cash and Share Option evolved during the negotiations between the Offeror Parent and Zhang International where it was indicated to the Offeror Parent that Zhang International wishes to maintain a stake in Yashili following completion of the Offers. Under Rule 25 of the Takeovers Code, except with the consent of the Executive, no shareholder may be given any favourable conditions in an offer which is not also extended to all other shareholders of Yashili (“special deal arrangements”). Under Practice Note 17 of the Takeovers Code, it is stated that if a special deal arrangement is capable of being extended to all other shareholders, it should be so extended. As such, the Offers were structured to include a Cash Option and a Cash and Share Option to (1) allow Zhang International to maintain an indirect stake in Yashili through holding shares in the Offeror; and (2) extend the arrangement to all other Yashili Shareholders. Pursuant to the Zhang Irrevocable Undertaking, Zhang International has committed to accept the Cash and Share Option for all of the 1,826,808,760 Yashili Shares held by it.

If the Share Offer becomes unconditional in all respect, the Offeror will become the new holding company of Yashili upon close of the Offers. The shareholding interest of the Offeror in Yashili upon close of the Offers will depend on the level of acceptances in respect of the Share Offer and the level of exercise of Yashili Options before the Closing Date.

The corporate chart below indicate the levels of possible shareholding interest in the Offeror and Yashili following the Share Offer if it becomes unconditional in all respects.

Post Offers Shareholding Structure

Set out below are charts showing the shareholding structure of Yashili as at the Latest Practicable Date and the Closing Date (all figures are rounded to the nearest one decimal point).

As at the Latest Practicable Date:

As at the Closing Date:

Assuming the listing status of Yashili on the Stock Exchange is maintained and only Zhang International and CA Dairy accept the Share Offer (where Zhang International opts for the Cash and Share Option and CA Dairy opts for the Cash Option).

Assuming Yashili does not maintain its listing status on the Stock Exchange and only Zhang International opts for the Cash and Share Option

Assuming Yashili does not maintain its listing status on the Stock Exchange and all Yashili Shareholders (other than CA Dairy) opt for the Cash and Share Option

Note: The above shareholding structure assumes none of the outstanding Yashili Options is exercised.

Corporate Matters

As the Offeror is incorporated in the British Virgin Islands, Its governance will primarily be subject to British Virgin Islands law. The New Articles contain the types of provisions which are generally found in other unlisted exempted companies incorporated under the British Virgin Islands Companies Law as well as the rights given to the Offeror Shareholders in respect of the Offers.

A more detailed summary of the major provisions of the New Articles of the Offeror and certain aspects of the British Virgin Islands Companies Law are set out in Appendix V — “Summary of the Constitution of the Offeror and British Virgin Islands Company Laws” to this Composite Document.

Risks Relating to the holding of Offeror Shares

Investors should be aware of, among other things but not limited to, the following risk factors of holding the Offeror Shares

•	the Offeror Shares are illiquid, there is no ready market in the Offeror Shares and the Offeror Shares are subject to the Offeror Shares Lock-Up Restrictions;

•	the Offeror Shares ate not listed on any stock exchange and does not benefit from the protections afforded by the Listing Rules;

•	the Offeror Shares are subject to the rights and restrictions set out in the New Memorandum and the New Articles;

•

in the event that the Offeror does exercise the right of compulsory acquisition and withdraw the listing status of Yashili on the Stock Exchange there is no assurance that all or a substantial part of the business of Yashili will be re-listed on any stock exchange;

•

pursuant to the Facility, the Offeror will pledge the Yashili Shares which are attributable to the Offeror Parent as part of the financing arrangements in respect of the Offers. The Facility is a short term financing arrangement which the Offeror Parent intends to replace with a combination of longer term debt financing (whether in the form of loans or issuance of debt securities or a combination thereof) and other internal source of funds. As such, the ability of the Offeror to repurchase the Offeror Shares from its shareholders for cash consideration will depend on a number of factors, including the Offeror Parent’s financial resources and its ability to raise sufficient funds;

•

the ability of the Offeror to repurchase the Offeror Shares from Offeror Shareholders or exchange Offeror Shares into shares of New Listco will depend on the applicable laws and regulation in force at the relevant time;

•

notwithstanding that the Offeror will adopt a dividend policy pursuant to which it will distribute, on a pro-rata basis and subject to the then applicable Jaws and regulations, all of its distributable profits (after deducting the administrative expenses incurred and withholding taxes (if required by applicable laws)) as of the end of each financial year, there is no guarantee that any dividend payments will be paid to Offeror Shareholders in respect of the Offeror Shares;

•

changes in the business and economic environment could adversely affect operating profits or the value of the Offero’s assets. For example, financial factors such as currency controls, devaluation or regulatory changes, or stability factors such as mass riots, civil war and other potential events could contribute to the Offeror’s operational risks; currency risks as a result of the Enlarged Group’s assets and business operations being across national borders; and

•	general business risk associated with the dairy industry and changes to laws, regulations and policy relating to food and safety.

Lock-Up on the Offeror’s Shares

During the Lock-Up Period, the Offeror Shareholders may not transfer; dispose of, or enter into any agreement to transfer, dispose of or otherwise create any options, rights, interests or encumbrances in respect of, any of the Offeror Shares issued to it under the Offers or otherwise (together, the “Offeror Shares Lock-up Restrictions”) unless otherwise approved by the board of directors of the Offeror in writing.

The Offeror Share’s Lock-Up Restrictions will not apply prior to expiry to the Lock-Up Period with respect to:

(a)	the exercise of the Offeror Sharesholders’right to require the Offeror to repurchase Offeror Shares in the case of a Change of Control of the Offeror or Yashili as described in the section headed “Information about the. Offeror — Rights of Offeror Shareholders if Yashili Withdraws Listing — A. Right to Require Offeror to Repurchase Offeror Shares — Right of Exit in a Change of Control of the Offeror or Yashili” of this letter (the “Change of Control Repurchase Option”);

(b)	the exercise of the Offeror Shareholders’ rights to require the Offeror to exchange Offeror Shares for shares in the re-listing of the businesses of the Yashili Group (whether alone or together with any other assets or businesses) (the listed vehicle shall be referred to as “New Listro”) as described in the section headed “Information about the Offeror — Rights of Offeror Shareholders if Yashili Withdraws Listing — B. Rights to Exchange Offeror Shares if the Businesses of the Yashili Group are Relisted” of this letter (the “Re-listing Exchange Option”);

(c)	the exercise of the Yashili Share Exchange Right;

(d)	the sale of the Offeror Shares by the Offeror Shareholders to the extent permitted pursuant to the provisions described in the section headed “Tag-along rights of Offeror Shareholders” of this letter; and

(e)	the charging or pledging of shares in the Offeror by the Offeror Parent in connection with the Facility as described in the section headed “The Offers — financing for the Offers” of this letter,

If either (i) the repurchase or exchange (as applicable) of Offeror Shares as set out in the sections headed “Rights of Offeror Shareholders if Yashili Withdraws Listing” and “Rights of Offeror Shareholders if Yashili’s listing status is maintained” of this letter are not permitted by the then applicable laws or regulations at the time of their exercise or (ii) there is a Change of Control of the Offeror, then the Offeror Shares Lock-Up Restrictions shall lapse, and an Offeror Shareholder will be at liberty to sell any of its Offeror Shares to any party or choose to remain as an Offeror Shareholder.

Rights of Offeror Shareholders If Yashili Withdraws Listing

(A)	Right to Require Offeror to Repurchase Offeror Shares

General

If the Offeror exercises its right of compulsory acquisition and Yashili withdraws its listing status on the Stock Exchange, for a period from the expiry of the Lock-Up Period until the earlier of:

(i)	ten (10) years from the date of the expiry of the Lock-up Period; and

(ii)	the date of the listing of New Listco,

each Offeror Shareholder shall have the right to at any time require the Offeror to and the Offeror shall repurchase all (but not part only) of the Offeror Shares such shareholder holds (the “Relevant Offeror Shares”) at a price per Offeror Share which is equivalent to twenty (20) times of the earnings per Offeror Share for the financial year immediately preceding such shareholder’s exercise of such right (the “General Repurchase Option”).

Right of Exit in a Change of Control of the Offeror or Yashili

In the event of a Change of Control of the Offeror or of Yashili (other than a Change of Control as described under the section headed “Tag-along rights of Offeror Shareholders” of this latter), which shall be notified to the Offeror Shareholders in writing by the Offeror in accordance with the New Articles, the Offeror Shares Lock-Up Restrictions shall immediately lapse and for a period from the Unconditional Date until the earlier of.

(i)	ten (10) years from the date of the expiry of the Lock-up Period; and

(ii)	the date of the listing of New Listco,

each Offeror Shareholder (other than the shareholder whose change in shareholding in the Offeror or Yashili leads to the Change in Control) shall have the right to require the Offeror to (by delivering a notice to the Offeror), and the Offeror shall, repurchase all (but not part only) of the Offeror Shares it holds at a price per Offeror Share which is equivalent to twenty (20) times of the earnings per Offeror Share for the financial year immediately preceding, the relevant shareholder’s exercise of such right.

Calculation of Exit Price

The earnings per Offeror Share shall be calculated by dividing the audited net income of the Offeror during the financial year immediately preceding such shareholder’s exercise of such right by the weighted average number of Offeror Shares in issue during such period, subject to the then applicable laws and regulations in relation to repurchase of its own shares by the Offeror.

The Offeror shall make available to all of its shareholders the audited financial statements of the Offeror in: respect of every financial year which ends after the Closing Date (in paper or electronic form at the request of the shareholders) at no charge.

The price per Offeror Share at which the Offeror Shareholders may exercise their repurchase rights was determined through arm’s length negotiations, taking into account factors including, among others, the offer price of the Yashili Shares, the business prospects and development potential of the Yashili Group and the prevailing price - earning ratio of the Yashili Shares.

(B) Rights to Exchange Offeror Shares if the Businesses of the Yashili Group are Relisted

If Yashili withdraws its listing status on the Stock Exchange and there is to be a re-listing of the New Listco, then prior to the listing of the New Listco, the Offeror shall give the Offeror Shareholders the opportunity to exchange all (but not part only) of the Offeror Shares held by such Offeror Shareholders with such number of shares in New Listco as represent a fair valuation of the Relevant Offeror Shares, subject to the listing rules and guidance in force at that time, provided that, if there is a pre-IPO restructuring in which the Offeror Shares held by the Offeror Parent are exchanged for shares in New Listco, then each of such Offeror Shareholder shall have the right to exchange all (but not part only) of its Relevant Offeror Shares for shares in New Listco at the same exchange ratio as the Offeror Parent and that shall be deemed to be a fair valuation of the Relevant Offeror Shares, subject to the listing rules and guidance in force at that time.

Accordingly, upon expiry of the Lock-Up Period and in the event that there is a re-listing of Yashili Group’s business, an Offeror Shareholder may either:

(i)	require the Offeror to repurchase all (but not part only) of the Offeror Shares held by such Offeror Shareholder at a price per Offeror Share which is equivalent to twenty (20) times of the earnings per offeror Share for the financial year immediately preceding such Offeror Shareholder’s exercise of such right; or

(ii)	exchange all (but not part only) of the Offeror Shares held by such Offeror Shareholder with such number of shares in New Listco.

Rights of Offeror Shareholders if Yashili’s listing status is maintained

In the event that Yashili continues to maintain its listing status on the Stock Exchange following the close of the Offers, in addition to the cash received under the Cash and Share Option for the acceptance of the Share Offer, each Offeror Shareholder (other than the Offeror Parent) may, at any time after the close of the Offers and after Yashili has restored its public float to comply with the requirements of the Listing Rules, require the Offeror to, and the Offeror shall, exchange the Offeror Shares held by such Offeror Shareholder by exchanging all (but not part only) the Offeror Shares held by such Offeror Shareholder with such Offeror Shareholder’s proportionate interest in Yashili held through the Offeror (the “Yashili Share Exchange Right”).

Such exchange of Offeror Shares into Yashili Shares may involve either the issuance of new Yashili Shares or the transfer of Yashili Shares held by the Offeror to such Offeror Shareholder) and are subject to the then applicable laws and regulations in relation to (i) the transfer or issuance of Yashili Shares (including listing rules relating to the issuance of new shares and stamp duty requirements relating to the transfer of shares) and (ii) the repurchase of its own shares by the Offeror.

Fractions of Yashili Shares to be exchanged into are to be rounded up to the nearest whole number.

Such Offeror Shareholder’s proportionate interest in Yashili upon exchange will be calculated by multiplying the total number of Yashili Shares held by the Offeror by the percentage of such Offeror Shareholder’s shareholding in the issued share capital of the Offeror. To the extent that the Offeror disposes of any Yashili Shares, the net proceeds of such disposal shall be paid by the Offeror to the Offeror Shareholders according to the Offeror Shareholder’s proportionate interests in the Offeror immediately before the disposal.

Lock-up Restrictions on the Yashili Shares

During the Lock-Up Period, the Offeror Shareholders who acquired Yashili Shares through exercising the Yashili Share Exchange Right may not dispose of or enter into any agreement to dispose of or otherwise create options, rights, interests or encumbrances in respect of, any of such Yashili Shares unless otherwise approved by the Yashili Board in writing (the “Yashili Shares Lock-up Restrictions”).

If either (i) the repurchase or exchange (as applicable) of Offeror Shares as set out in the sections headed “Rights of Offeror shareholders if Yashili Withdraws Listing” and “Rights of Offeror Shareholders if Yashili’s listing status is maintained” of this letter are not permitted by the then applicable laws or regulations at the time of their exercise or (ii) there is a Change of control of Yashili then the Yashili Share

Lock-Up Restrictions shall lapse, and a Yashili Shareholder will be at liberty to sell any of its Yashili Shares to any party or choose to remain as a Yashili Shareholder.

Tag-along rights of Offeror Shareholders

General

For a period of ten (10) years from the Unconditional Date, the Offeror Parent may only sell part or all of its Offeror Shares to a third party provided that the other Offeror Shareholders may elect to sell, and the third party acquires from such electing Offeror Shareholders, such amount of Offeror Shares as is pro rata to the proportion of the Offeror Shares being sold by the Offeror Parent. Any such sale by an Offeror Shareholder shall be at the same price and otherwise on no less favourable terms as those proposed between the Offeror Parent and the third party, and the sale by the Offeror Parent shall take place simultaneously as any such sale by the electing Offeror Shareholder.

Change of Control as a result of sole by offeror Parent

To the extent that any sale of Offeror Shares by the Offeror Parent would result in a Change of Control in the Offeror, the Offeror Parent shall only be permitted to sell such Offeror Shares provided that the other Offeror Shareholders may elect to sell and the third party acquires from the other Offeror Shareholders all of their Offeror Shares at the same price and otherwise on no less favourable terms as those proposed between the Offeror Parent and the third party, and the sale by the Offeror Parent shall take place simultaneously as any such sale by the electing Offeror Shareholder.

If Yashili maintains its listing status following the close of the Offer, any Change of Control in the Offeror may give rise to an obligation for the new controlling shareholder of the Offeror; to make an offer for the outstanding shares of Yashili pursuant to Note 8 to Rule 26.1 of the Takeovers Code.

Any sale of the Offeror Shares pursuant to the provision described in this section headed “Information of the Offeror — Tag-along rights of Offeror Shareholders” of this letter shall not be subject to any lock-up restrictions.

Right to appoint directors

A shareholder of the Offeror who beneficially owns 8% or more of the issued share capital of the Offeror shall be entitled to, from time to time, appoint and maintain one director to the board of directors of the Offeror (“Right of Appointment”). The Offeror shall exercise its rights as a shareholder of Yashili to procure that such director shall also be appointed to the Yashili Board.

The New Articles will include relevant provisions to (1) give effect to such Right of Appointment; and (2) that following the nomination of a director to the board of the Offeror, the Offeror will exercise its voting, rights as a shareholder of Yashili to appoint such nominee to Yashili Board.

Right to receive dividends and other distributions

The Offeror Shareholders shall be entitled to receive dividends and other distributions (if any) duly declared, made or paid by the Offeror, on a pro-rata basis. The Offeror will, after close of the Offers, adopt a dividend policy pursuant to which it will distribute, on a pro-rata basis and subject to the then applicable laws and regulations, all of its distributable profits (after deducting the administrative expenses incurred and withholding taxes (if required by applicable laws)) as of the end of each financial year.

Reserved matters

After the close of the Offers, the Offeror shall take no action in respect of the following matters unless such matter is resolved to be approved by in excess of 92% of the votes of the Offeror Shares entitled to vote thereon:

(a)	any amendment to the New Articles or New Memorandum;.

(b)	any change in the share capital of the Offeror or the creation, allotment or issue of any shares or of any other securities of the Offeror or the grant of any option or rights to subscribe for or to convert or exchange any instrument into such shares or securities;

(c)	any reduction of the share capital or variation of the rights attaching to any class of shares of the Offeror or securities of the Offeror or any redemption, purchase or other acquisition of any shares or securities of the Offeror (including the Offeror Shares and the Subscriber Share other than as disclosed in the Announcement or this Composite Document);

(d)	the filing of a petition for the winding-up of the Offeror or any of its subsidiaries, a resolution being passed for the winding up of the Offeror or any of its subsidiaries, or the appointment of a liquidator, receiver or administrator over any of the Offeror’s assets or undertakings or any of its subsidiaries’ assets or undertakings;

(e)	the incurrence of any indebtedness other than ordinary course expenses, taxes, salaries and bonuses that are incurred solely for the purposes of the Offeror’s holding of Yashili Shares;

(f)	the creation of any charge or other security over any assets of the Offeror, other than in relation to the financing of the Offers but only to the extent that such charge or security is created over such number of Yashili Shares as represents the Offeror Parent’s attributable interest in the issued share capital of Yashili;

(g)	the disposal of any Yashili Shares or other assets of the Offeror, other than for the purposes of (i) giving security permitted under paragraph (f) above or (ii) any disposal by the chargee holding the benefit of the security provided under (i) pursuant to the exercise of its power of sale, provided that such disposal under (ii) shall be deemed to be a Change of Control of Yashili;

(h)	the authorisation or approval of the disposal of all or substantially all of the assets of Yashili or any other member of Yashili Group;

(i)	Where Yashili maintains its listing status on the Stock Exchange, the Offeror entering into any transaction with Yashili Group which constitutes a Connected Transaction for Yashili under Chapter 14A of the Listing Rules, except where all the applicable requirements under Chapter 14A of the Listing Rules in respect of such transaction have been compiled with;

(j)	where Yashili has withdrawn its listing status from the Stock Exchange, the Offeror entering into any transaction with Yashili Group which would have constituted a Connected Transaction for Yashili under Chapter 14A of the Listing Rules had Yashili been a company listed on the Stock Exchange, except where the transaction had been conducted on “normal commercial terms” in the “ordinary course of business” (as those terms are defined under Chapter 14A of the Listing Rules) of Yashili Group, and such conclusions regarding the transaction have been made by a financial adviser which is independent from both the Offeror Parent Group and Yashili Group;

(k)	the Offeror entering into any transaction with any person (other than a member of Yashili Group) which would have constituted a Connected Transaction for the Offeror under Chapter 14A of the Listing Rules had the Offeror been a company listed on the Stock Exchange except where the transaction had been conducted on “normal commercial terms” in the “ordinary course of business” (as those terms are defined under Chapter 14A of the Listing Rules) of the Offeror, and such conclusions regarding the transaction have been made by financial adviser which is independent from the Offeror Parent Group and party with whom the Offeror has entered into such transaction with; and

(l)	declaring, making or paying any dividends other than dividends payable to all the Offeror’s shareholders on a pro-rata basis provided that any such dividend is agreed to by all Offeror Shareholders of the relevant class of Offeror Shares prior to its declaration or payment, as applicable.

Right of access to audited financial statements

The Offeror shall make available to all of its shareholders the audited financial statements of the Offeror in respect in every financial year which ends after the Closing Date (in paper or electronic form at the request of the shareholders) at no charge, subject to compliance with the applicable laws and regulations including the applicable requirements under the Listing Rules in respect of disclosure of inside information by the Offeror Parent and Yashili.

New Articles

For more information on the Offeror and the rights available to the Offeror Shareholders, please see Appendix V — “Summary of the Constitution of the Offeror and British Virgin Islands Company Law” to this Composite Document.

11.	IMPLICATIONS OF THE REPURCHASE AND EXCHANGE RIGHTS UNDER APPLICABLE LAWS, REGULATIONS, LISTING RULES AND GUIDANCE

The Offeror and the Offeror Parent understand that the repurchase of Offeror Shares, the exchange of Offeror Shares for Yashili Shares or shares of New Listco and the other exit rights available to Offeror Shareholders under the sections headed “Rights of Offeror Shareholders If Yashili Withdraws Listing”, “Rights of Offeror Shareholders If Yashili’s Listing is Maintained” and “Tag - along Rights of Offeror Shareholders” are not prohibited under applicable laws of the Cayman Islands and the British Virgin Islands and, all other applicable laws and regulations as at the Latest Practicable Date, but may be subject to the applicable laws, regulations and listing rules and guidance in force at the time Of their exercise, including among others:

(a)	with respect to the repurchase of Offeror Shares by the Offeror, this may be subject to the directors of the Offeror being satisfied that the applicable statutory solvency test will be met following completion of the repurchase;

(b)	with respect to the re-listing of the businesses of Yashili and New Listco, this may be subject to the relevant rules on spin-off and deemed disposals under Chapter 14 and Practice Note 15 of the Listing Rules; and

(c)	with respect to the potential exchange of shares in the Offeror with shares in New Listco, this may be subject to the Listing Rules and guidance letters published by the Stock Exchange governing pre-IPO investments, including for example, the Interim Guidance on Pre-IPO Investments in “HKEX-GL29-12 (January 2012)” and relevant listing decisions published by the Stock Exchange from time to time.

12.	INFORMATION ON YASHILI GROUP

Yashili is a company incorporated in the Cayman Islands with limited liability, whose Yashili Shares have been listed on the main board of the Stock Exchange since November 1, 2010. Yashili Group is principally engaged in the production and sale of paediatric milk formula products and nutrition food.

13.	REASONS FOR THE OFFERS AND THE EXPECTED BENEFITS

The PRC dairy market has continued to grow over the past few years driven by macro factors such as strong economic growth, increasing disposable income and rising rates of urbanization, as well as industry-specific factors- including increasing health awareness, consumer preferences and improved dairy product distribution.

As one of the key components at the PRC dairy market, the paediatric milk formula market has been expanding rapidly as well. The increasing trend towards double income families and the related increase in the number of working mothers in the PRC, coupled with the convenience and comprehensive nutritional benefits offered by infant formula, products, has resulted in a growing popularity among mothers in the PRC to choose infant formulas for their children. In recent years, paediatric milk formula powder brands with high quality raw milk souring from, overseas and quality local large-scale farms have secured increasingly large market shares, especially in the high-end paediatric milk formula powder segment. For the dairy industry, the government and society continue to reinforce regulated development through both stringent supervision and increased media coverage.

Establishing a partnership between the Offeror Parent’s Mengniu, a leading dairy brand in the PRC and Yashili’s Yashili, one of the successful paediatric, milk powder brands in the PRC, would enable both parties to leverage each other’s capabilities and resources in product offering, product innovation, upstream sourcing, distribution and sales channel development, product quality control and consumer marketing to capture the rapid growth of paediatric milk formula market in the PRC. While the Offeror Parent Group will explore and leverage each other’s strengths in the dairy industry and explore aforementioned areas of cooperation to create synergy, the Offeror Parent Group intends to work with Yashili Group with a view to maintaining Yashili Group’s independent operating platform for the paediatric milk powder business.

The Offeror Parent is one of the best-known dairy companies in China and one of the largest dairy companies engaged in manufacturing and distributing quality dairy products in China. Yashili Group is a renowned domestic brand and a leading domestic paediatrics milk powder manufacturer in China. Yashili Group’s business model integrates high brand recognition, imported premium dairy raw materials and a proprietary formula, and commitment to establish a high standard of quality supervision and quality assurance system. The Offeror Parent envisions no change in Yashili Group’s sourcing policy to ensure that consumers continue to enjoy unchanged quality commitment and brand value from Yashili Group’s proudest. The Offeror Parent believes that, through this cooperation, both companies will be able to offer more consumers with more choices of dairy products that are safe, healthy and of the highest quality.

14.	INTENTIONS OF THE OFFEROR IN RELATION TO THE YASHILI GROUP

The Offeror is set up by the Offeror Parent for the sole purpose of holding Yashili Shares and will not engage in any business other than acting as the holding company of Yashili.

After close of the Offers, the Offeror Parent will review the business of Yashili Group, including among others, Yashili Group’s relationships with its distributors and suppliers, portfolio of products, assets, corporate and organizational structure, capitalization, operations, policies, management and personnel to consider and determine what changes, if any, would be necessary, appropriate or desirable, long term and short term, in order to best organize and optimize the businesses and operations of Yashili Group and to integrate the same within the Offeror Parent Group. The Offeror Parent intends that Yashili Group will continue to operate its business (including the composition of the senior management of Yashili Group) in substantially its current state. Other than certain changes to the composition of Yashili Board as set out under the section headed “Proposed changes to the composition of Yashili Board and Yashili’s management team post-completion” below, the Offeror Parent Group does not intend to institute any major changes to Yashili’s current business and operation (including redeployment of the fixed assets of Yashili Group and employee changes within Yashili Group). However, the Offeror Parent reserves the right to make any changes that it deems necessary or appropriate to Yashili Group’s businesses and operations (including the composition of the senior management of the Yashili Group) to better integrate, generate maximum synergy and achieve enhanced economies of scale with the other operations of the Offeror Parent Group.

If Yashili continues to maintain its listing status on the Stock Exchange following closing of the Offers, the Offeror Parent expects that the dividend policy of Yashili will be substantially consistent with its past practices since its listing on the Stock Exchange.

15.	PROPOSED CHANGES TO THE COMPOSITION OF YASHILI BOARD AND YASHILI’S MANAGEMENT TEAM POST-COMPLETION

Zhang International has undertaken, upon the Share Offer becoming or being declared unconditional in all respects, to procure that each of Mr. Zhang Lidian, Mr. Zhang Likun, Mr. Zhang Liming and Mr. Zhang Libo shall resign as directors of Yashili and as directors of each relevant member of Yashili Group with effect from the earliest time permitted under the Takeovers Code or by the SFC. However, pursuant to further discussions, Mr. Zhang Lidian shall remain as a director of the Yashili Board following Completion. Mr. Zhang Yanpeng shall remain as a director of the Yashili Board following Completion.

CA Diary has undertaken, upon the Share Offer becoming or being declared unconditional in all respects, to procure that Mr. Zhang Chi and Mr. Chang Herman Hsiu-Guo shall each resign as a director of Yashili with effect from the earliest time permitted under the Takeovers Code or by the SFC.

The specific role of Mr. Zhang Lidian in the Yashili Group following Completion remains subject to discussion among the Offeror Parent and Mr. Zhang Lidian, but it is intended that Mr. Zhang Lidian will remain as a director of the Yashili Group to provide assistance as the Offeror Parent may from time to time request following Completion.

The specific role of Mr. Zhang Yanpeng in the Yashili Group following Completion remains subject to discussions among the Offeror Parent and Mr. Zhang Yanpeng, but it is intended that Mr. Zhang Yanpeng will remain as a director of the Yashili Group to assist the Yashili Group’s business development in the milk powder sector and provide such other assistance as the Offeror Parent may from time to time request following Completion.

It is intended that Sun Yiping will be appointed as a non-executive director and chairman of Yashili with effect from the Unconditional Date. It is also intended that Ding Sheng and Wu Jingshui will be appointed as non-executive directors of Yashili, and Li Dongming will be appointed as an executive director of Yashili, in each case with effect from the Unconditional Date.

The biographical details of Sun Yiping, Ding Sheng, Li Dongming and Wu Jingshui are set out below.

Sun Yiping

Sun Yiping, aged 46, has been the Chief Executive Officer (“CEO”) of the Offeror Parent Group and an executive director of the Offeror Parent since April 2012.

Ms. Sun joined COFCO Corporation in 1993 and was involved in the management of COFCO Corporation’s investment in Coca-Cola bottling business. She became the deputy general manager of Swire Guangdong Coca-Cola Limited in 1997 and the general manager of Hainan Coca-Cola Beverages Co., Ltd. in 2002. Ms. Sun also concurrently became the general manager of Zhanjiang COFCO Coca-Cola Beverages Ltd. in 2005. Prior to joining the Offeror Parent as CEO, Ms. Sun was the deputy general manager of COFCO Property (Group) Co., Ltd. and the general manager of COFCO Corporation (southwest region). Throughout her nearly 20 years of work experience, Ms. Sun has acquired extensive management experience in sales and marketing of brand food, processing of food and oil and real estate in addition to which she has over 10 years of extensive management experience in the international fast-moving consumer goods industry.

Ms. Sun graduated from China Agricultural University (formerly known as Beijing Agricultural Engineering University) in 1993 with a Bachelor’s degree, specialising in food engineering and a Master’s degree with specialisation in agricultural products processing engineering. She also holds an Executive Master of Business Administration degree from the Olin School of Business of the University of Washington in the United States.

Ding Sheng

Ding Sheng, aged 45, has been an executive director of the Offeror Parent since March 2010 and is a vice president of Inner Mongolia Mengniu. He has also been a non-executive director of Modern Dairy since June 28, 2013.

Mr. Ding joined Inner Mongolia Mengniu in 2003. He served as a vice president and the general manager of the yogurt division of Inner Mongolia Mengniu and has extensive management experience in the dairy industry. Mr. Ding was elected as a “Labour Model (Advanced Staff) of Inner Mongolia Autonomous Region” in 2010. Mr. Ding currently serves as a member of the Chinese Institute of Food Science and Technology and the vice-chairman of the lactic acid bacteria branch of the Chinese Institute of Food Science and Technology.

Mr. Ding graduated from Inner Mongolia Light Industry Institute majoring in dairy products techniques and is a senior engineer. During his work, he pursued studies in Inner Mongolia University and Nankai University majoring in economics and management and business administration.

Li Dongming

LiDongming, aged 44 has been engaged in investment related work for over 20 years with broad experiences in merger and acquisition, restructuring, consolidation and strategic management.

Mr. Li had worked as the general manager of the fund Department of Hainan Hong Kong and Macao International Trust and Investment Corporation, the chief economist of Yingda International Trust and Investment Corporation, the deputy general manager of the Investment Banking Department of Industrial Securities Co., Ltd, and the executive deputy general manager of Ningxia Islamic International Trust and Investment Corporation. He joined COFCO Corporation in January, 2006 and has worked as the deputy general manager of COFCO Cereal Way Food Co., Ltd., the director of Mengniu Investment Cooperation Centre. He is now working as the head of the M&A Division of the Strategic Department of COFCO Corporation, where he is responsible for the merger and acquisition, restructuring, transformation and listing work.

Mr. Li holds a Bachelor’s degree in financial engineering from Hunan University and a Master’s degree in economics from Central China Normal University.

Wu Jingshui

Wu Jingshui aged 47, has held the position of executive director and chief financial officer of the Offeror Parent since March 2010 and is a vice president (Finance) of inner Mongolia Mengniu.

Before being appointed as the vice president (Finance) of Inner Mongolia Mengniu in April 2008, Mr. Wu served as the financial general manager of the liquid milk division and the chief financial officer of Inner Mongolia Mengniu, and has extensive experience in financial management. In 2010, Mr. Wu was honoured as a “Labour Model (Advanced Staff) of Hohhor”.

Mr. Wu graduated from Inner Mongalia Light Industry Institute majoring in industrial enterprise financial accounting and holds a Master’s degree from Inner Mongolia Agricultural University and a Master of Business Administration degree from China Europe International Business School. He also holds a senior accountant qualification.

In order to achieve the expected benefits of the acquisition of Yashili Group, the Offeror Parent will engage the necessary management expertise, whether sourcing internally within the Enlarged Group and/or externally, to manage the businesses of Yashili Group.

16.	GENERAL MATTERS RELATING TO THE OFFERS

Further Terms of the Offers

In addition to the Conditions set out in this letter, the Share Offer is made on the basis that acceptance of the Share Offer by any person will constitute a warranty by such person or persons to the Offer or that the Yashili Shares acquired under the Share Offer are sold by such person or persons free from all third party rights, liens, charges, equities, adverse interests and encumbrances whatsoever and together with all rights attaching thereto as at the Closing Date or subsequently becoming attached to them, including the right to receive all dividends (whether final or interim) and other distributions, If any, declared, made or paid on or after the Closing Date. The Offeror Shares to be issued under the Share Offer will be issued free from all encumbrances, credited as fully-paid, non-assessable, and will rank pari passu with all issued shares in the Offeror, including the Subscriber Share, including the right to receive in full all dividends and other distributions, if any, declared, made or paid on or after the date of their issue. Fractions of Offeror Shares are to be rounded up to the nearest whole number. In addition, the Option Offer will be subject to and conditional upon the Share Offer becoming or being declared unconditional in all respects.

The Offers will be made in compliance with the Takeovers Code which is administered by the Executive. Sellers’ ad valorem stamp duty arising in connection with acceptance of the Share Offer will be payable by each Accepting Shareholder at the rate of HK$1.00 for every HK$1,000 or part thereof of the consideration payable by the Offeror for such person’s Yashili Shares and will be deducted from the cash amount due to such Accepting Shareholder. The Offeror will pay the buyer’s ad valorem stamp duty its relation to the Share Offer on its own behalf. No stamp duty is payable in connection with the Option Offer.

Availability of the Offers

The Offeror intends make the Share Offer and Option Offer available to all Yashili Shareholders and Yashili Option holders’ respectively, including those who are not resident in Hong Kong the availability of the Share Offer and Option Offer to persons who are not resident in Hong Kong may be affected by the laws of the relevant overseas jurisdictions. Persons who are not resident in Hong Kong should inform themselves about and observe any applicable requirements and restrictions in their own jurisdictions, including the obtaining of any governmental, exchange control or other consents which may be required, or the compliance with the other necessary formalities and the payment of any issue, transfer or other fares due in such jurisdiction.

The Share Offer will be made for the securities of a Cayman Islands company and is subject to Hong Kong disclosure requirements, which are different from those of the United States. In addition, US holders should be aware that this Composite Document has been prepared in accordance with Hong Kong format and style, which differs from United States format and style. The Share Offer will be extended into the United States pursuant to certain exemptions from the requirements of the US tender offer rules and otherwise in accordance with the requirements of the SFO.

Accordingly, Share Offer will comply with the relevant Hong Kong disclosure and other procedural requirements, including with respect to withdrawal rights, offer timetable, settlement procedures and timing of payments which differ from those applicable under US tender offer procedures and law.

The receipt of cash pursuant to the Share Offer by a US holder of Yashili Shares may be taxable transaction for US federal income tax purpose and under applicable state and local, as well as foreign and other tax laws. Each US holder of Yashili Shares is urged to consult his independent professional adviser immediately regarding the tax consequences of acceptance of the Share Offer.

The financial information of the Offeror Parent Group and Yashili included in this Composite Document has been respectively extracted from the audited financial statements for the years ended December 31, 2010, December 31, 2011 and December 31, 2012 which have been prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board. Such financial information may not be wholly comparable to financial information of US companies or companies whose financial statements are solely prepared in accordance with Generally Accepted Accounting Principles in the United States.

It may be difficult for US holders of Yashili Shares to enforce their rights and claims arising out of the US federal securities laws, since Yashili is located in a country other than the United States, and some or all of its officers and directors may be residents of a country other than the United States. In addition, most of the assets of the Offeror Parent Group and the Yashili Group are located outside the United States. US holders of Yashili Shares may not be able sure non-US company or its officers or directors in a non-US court for violations of the securities laws of the United States. Further, it may be difficult for US holders of Yashili Shares to effect service of process within the United States upon the Offeror Parent the Offeror or Yashili or their respective officers or directors or to enforce against them a judgment of a US Court predicted upon the federal or state securities laws of the United States.

Pursuant to certain exemptions from the requirements of the US Exchange act, the Offeror or its nominees, or its brokers (acting as agent), may from time to time make certain purchases of, or arrangements to purchase, Yashili Shares outside of the United States, other than pursuant to the Share Offer, before or during the period in which the Share Offer remains open for acceptance. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. Any information about such purchases will be reported to the SFC and will be available on the SFC website at http:www.sfc.hk/.

The Offeror will comply with the requirements of the Takeovers Code in respect of overseas Yashili Shareholders and overseas Yashili Optionholders.

Further agreements or arrangements

As at the Latest Practicable Date:

(a)	Save as disclosed in the section headed “Irrevocable Undertakings” in this letter, the Offeror parent, the Offeror and their Concert Parties have not received any other irrevocable commitment to accept the Offers;

(b)	the Offeror Parent, the Offeror and their respective Concert Parties do not hold any Yashili Shares, convertible securities, warrants or options in Yashili;

(c)	there is no outstanding derivatives in respect of the securities in Yashili which has been entered into by the Offeror Parent, the Offeror or any of their Concert Parties (excluding exempt principal traders);

(d)	save as disclosed in the section headed “Irrevocable Undertakings” in this letter, there is no arrangement (whether by way of option, indemnity or otherwise) in relation to the shares of the Offeror Parent, the Offeror or Yashili and which might be material to the Offers;

(e)	save as disclosed in the sections headed “Conditions to the Shares Offer” and “Irrevocable Undertakings” in this letter, there is no agreement or arrangement to which the Offeror or the Offeror Parent is a party which relates to circumstances in which the Offeror may or may not invoke or seek to invoke condition to the Offers; and

(f)	there are no relevant securities (as defined in Note 4 to Rule 22 of the Takeovers Code) in Yashili which the Offeror Parent, the Offeror or any of their respective Concert Parties have borrowed or lent.

Close of the Offers

The latest time on which the Offeror can declare the Share Offer unconditional as to acceptances is 7:00 p.m. on the 60th day after the posting of the Composite Document (or such later date to which the Executive may consent).

If all Conditions are satisfied (or, if permissible, waived), Yashili Shareholders and Yashili Optionholders will be notified by way of an announcement in accordance with the Takeovers Code and the Listing Rules as soon as practicable thereafter.

Acceptance of the Offers

Acceptance of the Share Offer or the Option Offer by Yashili Shareholders or Yashili Optionholders, respectively, will be deemed to constitute a warranty by such person(s) to the Offeror that such Yashili Shares acquired under the Share Offeror Yashili Options tendered under the Option Offer (as the case may be) are sold or tendered by Yashili Shareholders or Yashili Optionholders (as the case may be) free from all third party rights, liens, claims, charges, equities and encumbrances and together with all rights accruing or attaching thereto on the Closing Date or subsequently becoming attached to it including without limitation, in the case of the Yashili Shares, the rights to receive all

Additional information

Your attention is drawn to the “Letter from the Yashili Board” on pages 50 to 59 of this Composite Document, the “Letter from the Independent Board Committee” on pages 60 to 61 of this Composite Document and the “Letter from the Independent Financial Adviser” on pages 62 to 100 of this Composite. Document in relation to their respective recommendations and advice with respect to the Offers.

Your attention is also drawn to the additional information set out in the Appendices to this Composite Document, all of which form part of this Composite Document.

Yours faithfully, For and on behalf of UBS AG

David Chin	Samson Lo
Managing Director	Managing Director